Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Present at the Eleventh International Virtual Cough Symposium

LAVAL, Quebec—Jan. 14, 2021— BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough and other hypersensitization-related disorders, today announced that Dr. Catherine Bonuccelli, M.D., BELLUS Health's Chief Medical Officer, and Dr. Denis Garceau, Ph.D., Bellus Health’s Senior Vice President of Drug Development, will be presenting data on BLU-5937 at the Eleventh International Virtual Cough Symposium being held on January 21-22, 2021.

Oral Presentations:

Title: Results of RELIEF, a Phase 2a study with BLU-5937 in Refractory Chronic Cough
Details: The presentation will highlight nominal effect size and baseline characteristics of the ITT population in the RELIEF trial, as well as for two pre-specified sub-groups (≥20 coughs per hour at baseline and ≥32 coughs per hour at baseline).
Session: Clinical trials of antitussive therapies
Date: Friday, January 22
Time: 1:00 – 3:30 p.m. GMT / 8:00 – 10:30 a.m. EST

Title: BLU-5937, A Potent and Selective P2X3 Receptor Antagonist, Presents a Promising New Approach for the Treatment of Chronic Pruritus in Atopic Dermatitis Patients
Details: The presentation will highlight preclinical data that support the potential efficacy of P2X3 antagonists in the treatment of atopic dermatitis-derived pruritus.
Session: Migraine, itch and chronic cough (Q&A session)
Date: Friday, January 22
Time: 3:45 – 5:00 p.m. GMT / 10:45 – 12:00 p.m. EST

Following the conference, the presentations will be available in the “Scientific Publications” section of BELLUS Health's website at www.bellushealth.com.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of refractory chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with approximately 3 million having refractory chronic cough lasting for more than a year and approximately 6 million having refractory chronic cough lasting more than 8 weeks and under one year. There is no specific therapy approved for refractory chronic cough and current treatment options are limited.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many dermatologic disorders, including atopic dermatitis (AD). It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.